

March 5, 2014

Via Facsimile
Mark T. Mondello
Chief Executive Officer and Director
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

    Re: **Jabil Circuit, Inc.**
            Form 10-K for the Fiscal Year Ended August 31, 2013
            Filed October 28, 2013
            Form 10-Q for the Quarterly Period Ended November 30, 2013
            Filed January 9, 2014
            File No. 001-14063

Dear Mr. Mondello:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2013

Business

Customers and Marketing, page 7

1.   We note your disclosure that Apple represented 19% of your net revenue for fiscal year 2013. We also note your risk factor disclosure on page 11 that a reduction in sales to any one of your customers could have a material adverse effect on your results of operation. Because you appear to be substantially dependent on your relationships with Apple, please tell us if you considered including in your Form 10-K a description of your

contractual arrangements with Apple and filing your agreements with Apple as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Backlog, page 8

2.   We note your disclosure of backlog. Please tell us what consideration was given to disclosing the amount of backlog that is not reasonably expected to be filled within the current fiscal year. See Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-U.S. GAAP Core Financial Measures, page 42

3.   Please explain the nature and amount of the significant tax benefit included in the "acquisition costs and purchase accounting adjustments" line item. Please also confirm that in future filings you will provide sufficient detail regarding the amounts included in each line item when that line item includes more than one adjustment.

Form 10-Q for the Quarterly Period Ended November 30, 2013

Notes to Condensed Consolidated Financial Statements

Note 4. Stock-Based Compensation, page 9

4.   We note that you recorded a $39 million reversal of stock-based compensation expense due to decreased expectations for the vesting of certain restricted stock awards. Please explain the events that occurred in the quarter ended November 30, 2013 such that you no longer believe that vesting is probable. As part of your response, explain how you concluded that vesting was probable as of August 31, 2013.

Note 8. Accumulated Other Comprehensive Income, page 14

5.   We note your disclosure here and on page 5. Please tell us how you considered disclosing the amounts of income tax expense or benefit allocated to each component of comprehensive income, including reclassification adjustments. Please refer to ASC 220-10-45-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief